             As filed with the Securities and Exchange Commission on
                                January 23, 2002

                            File No. 070-___________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

--------------------------------------------------------------------------------

                               PNM RESOURCES, INC.
                                 Alvarado Square
                          Albuquerque, New Mexico 87158


                      PUBLIC SERVICE COMPANY OF NEW MEXICO
                                 Alvarado Square
                          Albuquerque, New Mexico 87158

--------------------------------------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)


                               PNM RESOURCES, INC.
--------------------------------------------------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)


                                 Roger D. Eklund
                           Regulatory Project Manager
                      Public Service Company of New Mexico
                                 Alvarado Square
                          Albuquerque, New Mexico 87158
--------------------------------------------------------------------------------
                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:
                            Timothy Michael Toy, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490

                                TABLE OF CONTENTS

                                                                                                             PAGE
ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION............................................................. 1
         INTRODUCTION.......................................................................................... 1
         TIMING................................................................................................ 2
         A. DESCRIPTION OF THE PARTIES AND FACILITIES.......................................................... 2
               1. PNM RESOURCES, INC........................................................................... 2
               2. PUBLIC SERVICE COMPANY OF NEW MEXICO......................................................... 2
               3. DANA COMMERCIAL CREDIT CORPORATION........................................................... 5
         B. DCC PROJECT FINANCE TWO, INC....................................................................... 5
         C. DESCRIPTION OF APPLICANTS' REQUESTS................................................................ 6

ITEM 2.        FEES, COMMISSIONS AND EXPENSES.................................................................. 7

ITEM 3.        APPLICABLE STATUTORY PROVISIONS................................................................. 7
         A. SECTION 10(b)...................................................................................... 7
               1. SECTION 10(b)(1) - INTERLOCKING RELATIONS AND CONCENTRATION OF CONTROL....................... 8
               2. SECTION 10(b)(2) - FAIRNESS OF CONSIDERATION AND FEES........................................ 9
               3. SECTION 10(b)(3) - CAPITAL STRUCTURE......................................................... 9
         B. SECTION 10(c)......................................................................................10
               1. SECTION 10(c)(1).............................................................................10
               2. SECTION 10(c)(2).............................................................................10
         C. SECTION 10(f)......................................................................................11
         D. EXEMPTION UNDER SECTION 3(a)(1)....................................................................11

ITEM 4.        REGULATORY APPROVAL.............................................................................11

ITEM 5.        PROCEDURE.......................................................................................11

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS...............................................................12
         A. EXHIBITS...........................................................................................12
         B. FINANCIAL STATEMENTS...............................................................................12

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS.........................................................13


         PNM Resources, Inc. ("PNM Resources") and Public Service Company of New Mexico ("PNM"; together with PNM Resources, the "Applicants") hereby submit an Application/Declaration (this "Application") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act"), to acquire an interest in a public-utility company as described in this Application.

ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         PNM is party to a leveraged lease transaction under which it leases a 60% undivided interest in certain electric transmission facilities as described herein. An institutional equity investor is the sole beneficiary of the grantor trust which holds legal title to the 60% interest and leases such interest to PNM. Both the grantor trust and the trust company that serves as trustee of the grantor trust are excluded from status as a public-utility company under Sections 2(a)(3) and 2(a)(5) of the Act by virtue of having complied with Rule 7(d) promulgated under the Act (17 C.F.R. Section 250.7(d) (2001)). The institutional investor is similarly exempt.

         The institutional investor in question (the "Investor") maintains its investment in the leased assets through a wholly-owned, single-purpose Delaware corporation (the "OP Company"). The OP Company has claimed and maintains the exclusion under Rule 7(d) promulgated under the Act ("Rule 7(d)") because all of the equity interest in the OP Company is owned by a company, namely the Investor, that is otherwise primarily engaged in one or more businesses other than the business of a public-utility company (17 C.F.R. Section 250.7(d)(1)(ii)
(2001)).

         The Investor has determined to dispose of its investment in the leased assets and the Applicants have agreed to acquire such investment. The acquisition is to occur VIA the sale by the Investor to the Applicants of the Investor's entire equity interest (in the form of voting securities) in the OP Company. Upon the acquisition by the Applicants of the OP Company, the OP Company will no longer meet the requirements of Rule 7(d)(1)(ii) and will, therefore, have become a public-utility company under the Act. Accordingly, the Applicants must seek authority under Section 9(a)(2) of the Act in order to acquire the equity interest in the OP Company.

         The proposed transaction is, in essence, a partial unwinding of a financing transaction to which PNM is party as lessee. Upon acquisition by the Applicants of the OP Company, only the lease debt component of the original financing will remain in the hands of unaffiliated parties (namely, the debt holders). PNM expects to effect a transaction to prepay the remaining lease debt and complete the unwind of the financing (as to the 60% interest only; a parallel transaction with a different equity investor as to the remaining 40% interest would remain in effect), although completion of the unwind will not occur necessarily in conjunction with the acquisition of the OP Company. Prior to the completion of the unwind, PNM, AS LESSEE, will continue to have complete operational control over the leased assets to the exclusion of Applicants as owners of the equity interest in the OP Company, which will remain a passive investor only.

                                     TIMING

         The availability for purchase by the Applicants of the equity interest in the OP Company is a significant and unique opportunity for PNM to begin to unwind an older, complex financing of an asset which has a significant place in the overall transmission network for the desert Southwest. THE OPPORTUNITY WILL LIKELY DISAPPEAR IF THE APPLICANTS ARE NOT IN A POSITION TO CONSUMMATE THE PURCHASE BY MARCH 20, 2002, THE DATE AFTER WHICH THE EQUITY INVESTOR HAS THE UNILATERAL AND UNFETTERED OPTION TO TERMINATE THE APPLICANTS' RIGHT TO ACQUIRE THE OP COMPANY ON THE AGREED TERMS.

         A.    DESCRIPTION OF THE PARTIES AND FACILITIES

               1.    PNM RESOURCES, INC.

         PNM Resources is a public-utility holding company claiming exemption from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2 of the Act. PNM Resources' principal offices are located in Albuquerque, New Mexico.

         PNM Resources, a New Mexico corporation, filed its initial statement on Form U-3A-2 claiming exemption on December 31, 2001 (SEC File No. 069-00517) (the "Exemption Statement").

         At the annual meeting of the shareholders of PNM held on June 6, 2000, shareholders of PNM approved management's plan to create a new holding company pursuant to the Agreement and Plan of Share Exchange dated as of April 17, 2000 (as amended, the "PLAN OF EXCHANGE"), by and between PNM and PNM Resources, the New Mexico corporation formerly named "Manzano Corporation." Effective December 31, 2001, pursuant to the Plan of Exchange, the outstanding shares of common stock ($5.00 par value) of PNM were automatically exchanged on a share-for-share basis (the "Share Exchange") for common stock (without par value) of PNM Resources. This restructuring transaction resulted in PNM becoming a direct, wholly-owned subsidiary of PNM Resources. The restructuring was authorized by the Federal Energy Regulatory Commission ("FERC"), Public Service Company of New Mexico, 95 FERC P. 62,296 (2001), by the Nuclear Regulatory Commission (the "NRC"), Public Service Company of New Mexico, 66 Fed. Reg. 34,960 (July 2, 2001) and by the New Mexico Public Regulation Commission (the "NMPRC").

         PNM Resources owns all of the issued and outstanding voting securities of its operating subsidiaries, PNM, and Avistar Inc. ("Avistar"). PNM Resources directly owns all of the issued and outstanding voting securities of the following inactive New Mexico subsidiaries: PNM Electric & Gas Services, Inc.; Sunbelt Mining Company, Inc.; Paragon Resources, Inc.; Sunterra Gas Gathering Company; and Sunterra Gas Processing Company. There are also a number of indirectly owned inactive subsidiaries. PNM Resources does not own directly any utility properties or perform any utility operations.

               2.    PUBLIC SERVICE COMPANY OF NEW MEXICO

         PNM is a New Mexico corporation formed in 1917 with its principal offices in Albuquerque, New Mexico. PNM is a public-utility company within the meaning of Section

2(a)(5) of the Act. PNM is an integrated public-utility primarily engaged in the generation, transmission, distribution and sale of electricity and in the transmission, distribution and sale of natural gas within the State of New Mexico.

         PNM is currently subject to the jurisdiction of the NMPRC with respect to its retail electric and gas rates, service, accounting, issuance of securities, construction of major new generation and transmission facilities and other matters. FERC has jurisdiction over rates and other matters related to transmission service and wholesale electric rates. As a co-licensee with respect to three nuclear generating units, PNM is also subject to the authority of the NRC.

         In 2000, PNM began operating as three distinct business units: (1) Utility Operations, (2) Generation and Trading Operations and (3) Unregulated Operations. The Utility Operations business unit includes the electric service offering segment ("Electric") and the natural gas product offering segment ("Gas"). Electric consists of the sale and distribution of electricity, as well as all activities related to PNM's electric transmission operations. Gas includes the transportation, distribution and sale of natural gas. Both Electric and Gas include related activities such as marketing and customer service. The Generation and Trading Operations business unit includes production and purchase of electricity, the sale of electricity to Utility Operations (at an internally developed transfer price) and wholesale sales of electricity and electricity trading activities with third parties. PNM also owns certain inactive subsidiaries.

         PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 2000, PNM served approximately 369,000 retail electric customers, the largest of which accounted for approximately 4.1% of PNM's total electric revenues for the year ended December 31, 2000.

         As of December 31, 2000, the aggregate net generating capacity of PNM's system was 1,521 megawatts ("MW"). During 2000, the seasonal peak electric demand experienced by PNM was 1,368 MW during the summer and 1,211 MW during the winter. PNM served this demand with a combination of the following: (i) 390 MW of nuclear generated power obtained though PNM's 10.2% interest in the Palo Verde Nuclear Generating Station ("Palo Verde"), located in Wintersburg, Arizona; (ii) 765 MW of power from the coal burning units at the San Juan Generating Station ("SJGS"), located in Waterflow, New Mexico, obtained through PNM's 50% ownership of SJGS Units 1, 2 and 3 and 38.457% ownership of SJGS Unit 4; (iii) 192 MW of power obtained through PNM's 13% ownership of coal burning Units 4 and 5 at the Four Corners Power Plant, located in Fruitland, New Mexico;
(iv) 154 MW generated by gas/oil burning units at the Reeves Generating Station, located in Albuquerque, New Mexico; and (v) 20 MW generated by the gas/oil burning unit at the Las Vegas Generating Station, located in Las Vegas, New Mexico. For the year ended December 31, 2000, PNM's electric generation mix was 68.0% coal, 29.8% nuclear, and 2.2% gas/oil.

         Beginning in July 2000, PNM had approximately 132 MW of additional unit contingent peaking capacity as a result of its agreement with the Delta-Person Limited Partnership ("PLP"), owner of a gas turbine generating unit located near Albuquerque, New Mexico. PNM entered into a 20 year power purchase agreement with PLP to purchase approximately 132 MW of unit contingent peaking capacity, with an option to renew for an additional five years. This brings PNM's total net generation capacity, consisting of both internal capacity and external, contracted capacity, to 1,653 MW.

         Currently, PNM is constructing a new power plant, known as the Afton Generating Station, that is located in southern New Mexico. The Afton Generating Station will be constructed adjacent to the Afton Compression Station of El Paso Natural Gas Company, about 12.5 miles southwest of Las Cruces, New Mexico. The plant is scheduled to be in commercial operation by the end of October 2002. It will produce 135 MW of electricity in its initial, simple cycle phase. By the last quarter of 2003, PNM is expected to expand the plant to a combined-cycle facility, with an output of approximately 225 MW.

         In addition to generation capacity, PNM purchases power in the market. PNM has two power purchase agreements with Southwestern Public Service Company: a long-term agreement (which expires May 2011) under which PNM receives 150 MW of interruptible power and an intermediate-term agreement (through December
2005) under which PNM receives 72 MW of firm power. PNM also has a long-term power purchase agreement (through 2010) with Tri-State Generation and Transmission Association, Inc., under which PNM receives 50 MW of firm power. Additionally, PNM has 70 MW of contingent capacity it obtains from El Paso Electric Company under a transmission capacity for generation capacity trade arrangement that runs through May 2004.

         As of December 31, 2000, PNM's electric transmission facilities (including jointly owned and leased facilities) consisted of approximately 2,552 circuit miles of electric transmission lines, 4,205 miles of overhead distribution lines, 3,389 miles of underground distribution lines, and a total of 210 switching stations and substations, all located in New Mexico. On February 28, 2001, PNM completed the purchase of several additional transmission lines and switching stations from Tri-State Generation and Transmission Association, Inc. The purchase included approximately 335 miles of 115 kV transmission lines and two complete additional switching stations, and portions of three switching stations (immediately adjacent to existing PNM-owned switching stations), all of which are located in New Mexico. PNM's jointly owned transmission facilities (mentioned above) include approximately 165 miles of 500 kV transmission lines located in Arizona. They are associated with PNM's interest in Palo Verde.

         PNM, distributing natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, served approximately 435,000 natural gas customers as of December 31, 2000. The Albuquerque metropolitan area accounts for approximately 51.7% of the total sales-service customers. PNM obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNM's peak-day demand. PNM serves certain cities that depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of gas supplies. Because these cities are not directly connected to PNM transmission facilities, gas transported by these companies is the sole supply source for those cities.

         PNM's natural gas properties, as of December 31, 2000, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNM include ownership and operation of an underground storage facility located near Albuquerque, New

Mexico. The transmission systems consisted of approximately 1,464 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 10,693 miles of pipe.

               3.    DANA COMMERCIAL CREDIT CORPORATION

         Dana Commercial Credit Corporation's Annual Report for the year 2000 states that Dana Commercial Credit Corporation, a Delaware corporation ("DCCC"), is a subsidiary of Dana Corporation, one of the world's largest suppliers to vehicle manufacturers and their related aftermarkets. DCCC, either directly or through subsidiary companies, is primarily engaged in one or more businesses other than the business of a public-utility company.

         DCC Project Finance Two, Inc., a Delaware corporation ("DCC Project Finance"), is a direct, wholly-owned subsidiary of DCCC. DCCC owns all of the issued and outstanding capital stock of DCC Project Finance.

         B.    DCC PROJECT FINANCE TWO, INC.

         DCC Project Finance, a single-purpose entity, has a 60% beneficial ownership interest in the Eastern Interconnection Project (the "EIP"). The EIP consists of a 216 mile, 345 kV transmission line between PNM's bulk power switching station north of Bernalillo, New Mexico and a high voltage DC converter station, called the Blackwater Station, located in the Clovis-Portales area of eastern New Mexico, plus associated switching equipment and the Blackwater Station DC converter facilities. The EIP was constructed in 1984-1985 to interconnect PNM's transmission system to that of Southwestern Public Service Company ("SPS").(1)

         Prior to commercial operation of the EIP in 1985, PNM entered into a leveraged lease financing of the EIP. PNM sold the EIP to certain institutional investors, Emerson Leasing Ventures, Inc. ("Emerson") and General Foods Credit Corporation ("GFCC", and together with Emerson, the "Owner Participants"),(2) each of which formed a trust with The First National Bank of Boston (the "Owner Trustee")(3) for the purpose of holding title to its respective undivided interest in the EIP. Following the sale and lease-back transaction, PNM had and currently has a 100% leasehold interest in the EIP. The Owner Trustee thereafter entered into two separate 30 year leases with PNM wherein PNM makes two semiannual payments that cover both (i) the debt service on the amount borrowed to finance the Owner Participants' purchase of the EIP

--------------------
(1) PNM and SPS entered into an agreement in November 1982 to provide for the transmission interconnection between utilities. SPS provides electricity to portions of Texas, New Mexico, Kansas and Oklahoma. Subject to certain conditions, the agreement provides for the purchase by PNM from SPS of up to 200 MW of interruptible power from 1995 through 2011.

(2) Emerson acquired a 60 percent interest in the EIP and GFCC acquired the remaining 40 percent interest. GATX Capital Corporation (`GATX") subsequently acquired Emerson's interest from an entity that had purchased the stock of the original Emerson equity investor (a single-asset subsidiary of Emerson). DCC Project Finance is the successor in the interest to GATX. GFCC was acquired indirectly by the Philip Morris Companies Inc. ("Philip Morris") in the late 1980's.

(3) State Street Bank and Trust Company subsequently has replaced The First National Bank of Boston as the Owner Trustee.

from PNM and (ii) cash flow to equity investors which, with tax benefits, provides equity investors with return of and on their investments. A copy of the lease of the 60% interest is Exhibit B-2 hereto. PNM holds easements over part of the land underlying the EIP and is the fee owner of the remaining land underlying the EIP. Pursuant to two separate easements dated as of February 5, 1985, PNM granted to the Owner Trustee certain easements to the land underlying the EIP.

         As part of the lease transaction, PNM retained an option to renew the lease at 50 percent of the original rent as well as an option to purchase the EIP at its fair market value at the end of the original lease or any renewal period. In addition, the lease permits PNM to exercise an early purchase option after thirty semiannual payments have been made under the lease.(4)

         Since 1985, PNM has operated the EIP and treated the EIP as part of its integrated transmission system. Under the leases, PNM is responsible for paying all taxes, insurance premiums, operating and maintenance costs and all other similar costs associated with the EIP. Also, PNM is responsible for any additional costs from time to time in connection with alterations of or improvements to the EIP.

         In connection with the initial closing of the leveraged lease financings, a filing on Form U-7D was made as contemplated by Rule 7(d) on February 5, 1985 for the benefit of Emerson and the trustee of its grantor trust. The presently effective filing is an Amendment, Restatement and Consolidation of Forms U-7D (File Nos. 32-480 and ___(5)) filed on or about September 14, 1993. Exhibit B-3 hereto. Upon acquisition of DCC Project Finance by the Applicants, the presently effective filing will be amended to delete DCC Project Finance therefrom (leaving the trustee of the grantor trust as the only company benefited by such filing).

         Upon acquisition by the Applicants of DCC Project Finance, PNM Resources will not derive, directly or indirectly, any material part of its income from DCC Project Finance. Upon such acquisition, PNM Resources will, in addition, continue to claim an exemption under Section 3(a)(1) of the Act from all provisions of the 1935 Act, other than Section 9(a)(2), in accordance with Rule 2 under the 1935 Act.

         C.    DESCRIPTION OF APPLICANTS' REQUESTS

         The Applicants retained Schrickel Capital Corp. to make an inquiry on behalf of the Applicants. The Applicants are seeking authority to purchase 100% of the issued and outstanding stock of DCC Project Finance.

         Pursuant to a purchase agreement between DCCC and PNM dated as of January 15, 2002 (the "Purchase Agreement"), the Applicants will purchase 100% of the issued and outstanding stock of DCC Project Finance (the "Subject Stock"), to be renamed PNM Project Finance Two,

--------------------
(4) FERC determined that the lease between PNM and the Owner Trustee was not jurisdictional because neither the Owner Participants nor the Owner Trustee were public utilities. PUBLIC SERVICE COMPANY OF NEW MEXICO, 29 FERC Paragraph 61,387 (1984).

(5)      This file number is presently unknown.

Inc. immediately upon consummation of the transaction. The Applicants will purchase the Subject Stock from DCCC for $5,672,000 (subject to possible upward adjustment as provided in the Purchase Agreement).(6)

         Acquiring the voting securities of DCC Project Finance requires prior Commission authorization under Sections 9(a)(2) and 10 of the Act because the Applicants will be acquiring the voting securities of a public-utility company and PNM Resources would thereby become an affiliate of a public-utility company in addition to PNM.

ITEM 2.        FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein are estimated as follows:

               Purchase Price...............................  $5,672,000(7)

               Legal Fees...................................     300,000

               Advisory Fee.................................     225,000

               Miscellaneous................................     125,000

                     Total..................................   6,322,000

ITEM 3.        APPLICABLE STATUTORY PROVISIONS

         It is believed that Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the authority requested in this Application. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provisions of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         A.    SECTION 10(b)

         Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

--------------------
(6) If the closing date shall occur after February 28, 2002, interest on the cash payment of $5,672,000 will be computed at the lower of DCCC's 60-day funding cost or 5% per annum for the actual number of days elapsed from but excluding January 15, 2002 to and including the closing date. Such interest (if due) shall be an upward adjustment to such cash purchase price. No other pricing adjustment is applicable to the purchase or sale of the Subject Stock.

(7) The Purchase Price is subject to possible upward adjustment as provided in the Purchase Agreement. (See footnote 6 herein.)

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding-company system.

               1. SECTION 10(b)(1) - INTERLOCKING RELATIONS AND CONCENTRATION OF CONTROL

         The transactions described herein will not tend towards "interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." As stated in Item 1, PNM has operated the facilities concerned as part of its integrated transmission system since 1985 under the lease agreement, and thus there will be no effective change of control over the facilities concerned as a result of the contemplated transaction. The proposed change in the ownership of the EIP and associated equipment presents no concentration of control or other market power concerns. Because PNM already leases these facilities and exercises complete control over their operation, the acquisition of stock and related change in title of a portion of the EIP will not result in any change in market power. No generation market share is affected as a result of the transfer.

         In addition, as a result of the transaction there will be no effect on potential transmission market power that PNM could exercise. The EIP will continue to be used in the same way both before and after the transaction, with the only changes being acquisition of stock and transfer of legal title to a portion of the facilities to a lessee that already operates and controls the facilities concerned and the termination of the lease with respect to the transferred portion. All of the facilities, before and after the transaction, will be subject to PNM's open access transmission tariff ("OATT") or the OATT of a regional transmission organization ("RTO") to which PNM in the future may transfer operational control.

         No generating facilities of previously unaffiliated entities are being combined in a single entity as a result of the proposed transaction. Moreover, this transaction does not involve a single corporate entity obtaining control over one or more merging entities that provide inputs to electricity production. The present application does not raise horizontal or vertical market power issues.

         The transaction will not involve any consolidation of separate companies and does not involve a merger of any new facilities with those already operated by PNM. The Applicants do not propose to merge with or acquire any other entity in the instant Application. This type of arrangement, therefore, is not harmful to the Act's protected interests.

         Section 10(b)(1) of the Act requires the Commission, before blocking an acquisition, to find that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The stock acquisition does not involve a combination of previous separate utilities. Thus, rather than create prohibited corporate structures, PNM will continue to serve its utility customers by providing reliable power through its control of the EIP in the same manner since 1985.

         Accordingly, because PNM already maintains control of the EIP within the State of New Mexico, and because other regulatory agencies (FERC and the NMPRC) will concurrently be asked to evaluate and approve the proposed transactions, the Commission should find that the proposed transactions do not create the type of concentration of control prohibited by Section 10(b)(1).

               2.    SECTION 10(b)(2) - FAIRNESS OF CONSIDERATION AND FEES

         Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration to be paid in connection with the proposed acquisition of securities, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

         PNM will purchase all of the issued and outstanding shares of capital stock of DCC Project Finance for $5,672,000 (subject to possible upward adjustment as provided in the Purchase Agreement (as described elsewhere herein)). The purchase price is the product of arm's-length negotiations between DCCC and PNM. These negotiations were preceded by due diligence and analysis. As recognized by the Commission in NORTHEAST UTILITIES, Holding Co. Act Release No. 25221 (Dec. 21, 1990) citing OHIO POWER CO., 44 SEC 340, 346 (1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

         As set forth in Item 2 of this Application, PNM expects to incur a combined total of approximately $650,000 in fees, commissions and expenses. PNM believes that the estimated fees and expenses in this matter bear a fair relation to the value of the transactions and the strategic benefits to be achieved, and further that the fees and expenses are fair and reasonable in light of the complexity of the transactions.

               3.    SECTION 10(b)(3) - CAPITAL STRUCTURE

         Section 10(b)(3) of the Act requires the Commission to determine whether the proposed transactions will unduly complicate the capital structure of the Applicants or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the PNM system. The acquisition of the Subject Stock will not involve the issuance of new securities. In addition, the acquisition of the Subject Stock will not be detrimental to the interest of consumers or the functioning of the PNM system because the EIP facilities already are included in PNM's transmission rates, which were established as part of a settlement agreement that occurred prior to the transfer of these facilities. PNM's transmission rates will not change as a result of the acquisition, and, in any event, would change only in a rate case or in a proceeding relating to an RTO where FERC would have jurisdiction. All of the facilities, before and after the transaction, will be subject to PNM's OATT or the OATT of an RTO to which PNM in the future may transfer operational control. PNM will fund the purchase price for the stock of DCC Project Finance from cash on hand.

B.       SECTION 10(c)

         Section 10(c) of the 1935 Act provides that:

         Notwithstanding the provisions of subsection (b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

         (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

               1.    SECTION 10(c)(1)

         Section 10(c)(1) of the Act provides that the Commission may not approve a transaction that is "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Together these sections relate to the corporate simplification standards of Section 11(b)(2) of the Act, which require that each registered holding company take the necessary steps to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure of such holding-company system. Sections 8 and 11, by their terms, only apply to registered holding companies, and PNM Resources will be exempt from registration under Section 3(a)(1) pursuant to Rule 2 of the Act.

               2.    SECTION 10(c)(2)

         Section 10(c)(2) of the Act requires that any acquisition not be approved unless the Commission finds that "such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system."

         Section 2(a)(29)(A) of the Act defines an "integrated public utility system" as applied to electric utility companies as a:

               system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         As discussed in Item 1, PNM and DCCC have entered into the Purchase Agreement under which PNM will purchase all of the issued and outstanding stock of DCC Project Finance. PNM will maintain the EIP using the same mechanisms and same system operator as it has since 1985 and thereby meets the Commission's requirements for economical operation.

         After consummation of the proposed transaction, PNM will continue to be subject to regulation by the NMPRC. Since the EIP is located within New Mexico, the proposed transaction will not impair the effectiveness of local management. Accordingly, the proposed acquisition complies with the single area or region requirement of Section 10(c)(2).

         As part of its analysis under Section 10(c)(2), the Commission also considers whether the operation of the proposed integrated public-utility system will generate economies and efficiencies. Whether or not the Applicant's proposed transaction is consummated, PNM will be able to continue to meet its service demands in the same reliable manner as before the filing of this Application.

         C.    SECTION 10(f)

         Section 10(f) of the Act prohibits the Commission from approving the transaction proposed in this Application unless the Commission is satisfied that the transaction will be undertaken in compliance with applicable state laws. The Applicants commit to complete the transaction in a manner consistent with the laws of the State of New Mexico. Additionally, the acquisition of the stock of DCC Project Finance will not impair effective regulation because the Applicants will continue to be subject to the jurisdiction of the Commission, FERC and the NMPRC after acquisition of such stock in the same manner and to the same extent as they were prior to such acquisition.

         D.    EXEMPTION UNDER SECTION 3(a)(1)

         PNM Resources claims exemption, under Section 3(a)(1), from all provisions of the Act except Section 9(a)(2). PNM Resources will continue to claim this exemption after PNM's purchase of the Subject Stock.

ITEM 4.        REGULATORY APPROVAL

         The Applicants are contemporaneously with this Application seeking appropriate approvals from the NMPRC and FERC. Exhibits D-1 and D-2 hereto. The Applicants are seeking all necessary regulatory approvals contemporaneously with the filing of this Application. The acquisition is not subject to Hart-Scott-Rodino reporting requirements because it falls below the minimum threshold for reporting a proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

ITEM 5.        PROCEDURE

         The Applicants request that the Commission issue and publish no later than Friday, February 1, 2002, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than Tuesday, February 26, 2002 as the date after which an order granting and permitting this Application to become effective may be entered by the

Commission and that the Commission enter not later than Friday, March 12, 2002 an appropriate order granting and permitting this Application to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Corporate Regulation of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and the Applicants respectfully request that any such order be made effective immediately upon the entry thereof.

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS

A.       EXHIBITS

         A-1      Certificate of Incorporation of DCC Project Finance Two, Inc.

         B-1 Purchase Agreement between Dana Commercial Credit Corporation and Public Service Company of New Mexico dated as of January 15, 2002.

         B-2 Amended and Restated Lease dated as of September 1, 1993 under which PNM leases, as lessee, the 60% undivided interest. (Schedules 1, 2 and 3 are not available electronically.)

         B-3 Amendment, Restatement and Consolidation of Forms U-7D executed on September 14, 1993 by The First National Bank of Boston, as owner trustee, and DCC Project Finance Two, Inc.

         D-1      Application to the New Mexico Public Regulation Commission.

         D-2      Application to FERC.

         E-1 Map showing the interconnection of the Eastern Interconnection Project to PNM's properties (filed on Form SE).

         F-1      Opinion of Counsel to the Applicants.

         F-2      Opinion of Counsel to the Applicants.

         F-3      "Past Tense" Opinion of Counsel (to be filed by amendment).

         G-1      Form of Notice.

B.       FINANCIAL STATEMENTS

         FS-1 Form 10-K Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File No. 1-6986).

         FS-2 Form 10-K/A Amendment No. 1 to Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File No. 1-6986).

         FS-3 Form 10-K/A Amendment No. 2 to the Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File
                  No. 1-6986).

         FS-4 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended March 31, 2001 (incorporated by reference to such filing, File No. 1-6986).

         FS-5 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended June 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

         FS-6 Form 10-Q/A Amended Quarterly Report of Public Service Company of New Mexico for the period ended June 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

         FS-7 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended September 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

         FS-8 A balance sheet for DCC Project Finance Two, Inc. as of December 31, 2001. No other financial statements are available for DCC Project Finance Two, Inc.

         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheet from December 31, 2001, to the date of this Application.

ITEM 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

         None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January 22, 2002
Albuquerque, New Mexico



                                   PNM RESOURCES, INC.



                                   By: /s/ John R. Loyack
                                      -----------------------------------------
                                      Name:    John R. Loyack
                                      Title:   Vice President, Controller and
                                               Chief Accounting Officer



                                   PUBLIC SERVICE COMPANY
                                   OF NEW MEXICO



                                   By: /s/ Terry R. Horn
                                      -----------------------------------------
                                      Name:    Terry R. Horn
                                      Title:   Vice President and Treasurer

                                Exhibit Index

Exhibits

    A-1   Certificate of Incorporation of DCC Project Finance Two, Inc.

    B-1 Purchase Agreement between Dana Commericial Credit Corporation and Public Service Company of New Mexico dated as of January 15, 2002.

    B-2 Amended and Restated Lease dated as of September 1, 1993 under which PNM leases, as lessee, the 60% undivided interest. (Schedules 1, 2 and 3 are not abailable electronically.)

    B-3 Amendment, Restatement and Consolidation of Forms U-7D executed on September 14, 1993 by The First National Bank of Boston, as owner trustee, and DCC Project Finance Two, Inc.

    D-1   Application to the New Mexico Public Regulation Commission.

    D-2   Application to FERC.

    E-1 Map showing the interconnection of the Eastern Interconnection Project to PNM's properties (filed on Form SE).

    F-1   Opinion of Counsel to the Applicants.

    F-2   Opinion of Counsel to the Applicants.

    F-3   "Past Tense" Opinion of Counsel (to be filed by amendment).

    G-1   Form of Notice.

B.  Financial Statements

    FS-1 Form 10-K Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File No. 1-6986).

    FS-2 Form 10-K/A Amendment No. 1 to Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File No. 1-6986).

    FS-3 Form 10-K/A Amendment No. 2 to the Annual Report of Public Service Company of New Mexico for the year ended December 31, 2000 (incorporated by reference to such filing, File No. 1-6986).

    FS-4 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended March 31, 2001 (incorporated by reference to such filing, File No. 1-6986).

    FS-5 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended June 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

    FS-6 Form 10-Q/A Amended Quarterly Report of Public Service Company of New Mexico for the period ended June 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

    FS-7 Form 10-Q Quarterly Report of Public Service Company of New Mexico for the period ended September 30, 2001 (incorporated by reference to such filing, File No. 1-6986).

    FS-8 A balance sheet for DCC Project Finance Two, Inc. as of December 31, 2001. No other financial statements are available for DCC Project Finance Two, Inc.